UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

Notification of Late Filing

of

FORM 10-Q

Quarterly Report Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

For the quarter ended March 31, 2002

Commission file number 0-10972

PART 1

REGISTRANT INFORMATION

First Farmers and Merchants Corporation
(Exact name of registrant as specified in its charter)

__________Tennessee_____________	_______62-1148660_______
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

816 South Garden Street
_____Columbia, Tennessee_____	______38402 - 1148______
(Address of principal executive offices )	(Zip Code)

_________________________(931) 388-3145______________________
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing indicated above, identify the items(s) to which the notification relates: Not Applicable

PART II

RULES 12B-25 (B) and (C)

If the subject report could not be filed without unreasonable effort or expense and registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semiannual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Office of the Comptroller of the Currency is completing an examination of the Corporation's subsidiary, First Farmers and Merchants National Bank, and changes in the methodology of calculating the allowance for loan and lease losses are being discussed and agreement from management with the changes has been obtained. Discussion of these changes is still proceeding and has delayed finalization of financial statements and the related discussion and analysis of them. The registrant's management reasonably believes that it can complete and file the Form 10-Q within the extension period.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Patricia N. McClanahan 931 388-3145
(Name) (Area Code) (Telephone Number)

(2) Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes X No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management anticipates net income of approximately $.106 million for the three months ended March 31, 2002, compared to net income of $2.4 million for the three months ended March 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST FARMERS AND MERCHANTS CORPORATION

(Registrant)

Date May 15, 2002	/s/ Waymon L. Hickman
Waymon L. Hickman ,
Chairman of the Board
(Chief Executive Officer)

Date May 15, 2002	/s/__ Patricia N. McClanahan
Patricia N. McClanahan,
Treasurer
(Principal Accounting Officer)